SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-TRule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-TRule 101(b)(7): ☐
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: October 27, 2009	Signed:	Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: October 27, 2009	Signed:	Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate, October 27th, 2009
CANADIAN PACIFIC ANNOUNCES THIRD-QUARTER RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced third-quarter net income of $195 million, an increase of 14 per cent from $171 million in 2008. Diluted earnings per share were $1.16, an increase of five per cent from $1.10 in third-quarter 2008. Foreign exchange gain and loss on long-term debt and other specified items after tax, including the sale of two large properties, had an impact on earnings of $0.31. Excluding these items, adjusted diluted earnings per share were $0.85.
“We delivered strong cost control and tight resource management this quarter while traffic volumes remained under pressure,” said Fred Green, President and CEO. “We are continuing to refine and optimize our business processes to further drive structural cost improvements. This increases our flexibility and positions us well to respond to changes in volumes as the economy begins to recover.”
For the third-quarter and the first nine months of 2009, the results of the Dakota, Minnesota & Eastern Railroad (DM&E) are fully consolidated with CP’s results; however, for the same periods in 2008 DM&E earnings were reported as equity income on one line of the income statement. In order to aid in the evaluation of the underlying earnings trends, 2008 results have also been presented on a pro forma basis, which is a non-GAAP measure. Financial data presented on a pro forma basis, redistributes DM&E’s operating results from an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses.
THIRD-QUARTER 2009 COMPARED WITH THIRD-QUARTER 2008
EXCLUDING FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS ON A PRO FORMA BASIS:
•	Total revenues were $1.1 billion, down 20 per cent from $1.4 billion

•	Operating expenses were $827 million, down 20 percent from $1.0 billion

•	Income decreased to $144 million from $184 million, or 22 per cent

•	Diluted earnings per share decreased to $0.85 from $1.19, or 29 per cent

•	Operating ratio increased 20 basis points to 76.0 per cent
SUMMARY OF FIRST NINE MONTHS OF 2009 COMPARED WITH FIRST NINE MONTHS OF 2008
•	Net income was virtually flat at $415 million compared with $416 million in 2008

•	Diluted earnings per share were $2.50 down from $2.68 or seven per cent
EXCLUDING FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS ON A PRO FORMA BASIS:
•	Total revenues were $3.2 billion down 18 per cent from $3.9 billion

•	Operating expenses were $2.6 billion a decrease of 17 per cent from $3.1 billion

•	Income was $298 million a decrease of 34 per cent from $451 million

•	Diluted earnings per share were $1.80 down from $2.90 or 38 per cent

•	Operating ratio increased 130 basis points to 80.3 per cent from 79.0 per cent

FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a foreign exchange loss on long-term debt of $18 million after tax in the third quarter of 2009, compared with a foreign exchange gain on long-term debt of $6 million after tax in the third quarter of 2008. For the first nine months of 2009, CP had a foreign exchange loss on long-term debt of $24 million after tax, compared with no foreign exchange gain or loss after tax for the first nine months of 2008. As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in U.S. subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different taxing jurisdictions can vary significantly.
Other specified items in the third-quarter of 2009 included two property sales of $68 million after tax. For the first nine months of 2009 there was also a gain on sale of a portion of the Detroit River Tunnel Partnership of $69 million, after tax.
In the third quarter of 2009 other specified items included a redemption and adjustments for an improvement in fair market value of long-term floating rate notes received in replacement of the investment in Asset-Backed Commercial Paper (ABCP) of $1 million after tax, compared to an impairment in ABCP of $20 million after tax, recorded in the same period of 2008. For the first nine-months of 2009 other specified items included a similar adjustment for an improvement of $5 million, after tax, compared to an impairment in ABCP of $35 million after tax, recorded in the same period of 2008.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these are non-GAAP measures. Additional non-GAAP measures include Operating income, Capital program and Financial data on a pro forma basis.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt and the tax thereon, which can be volatile and short term. These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.
Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, is also referred to in this news release as “adjusted diluted earnings per share”. Revenues less operating expenses are referred to as “Operating Income” and Additions to property is referred to as “Capital Program”.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.

Pro forma data provides comparable measures for periods in 2008 that preceded the Surface Transportation Board’s approval of the change of control of the DM&E on October 30, 2008. Following that approval, the DM&E results are fully consolidated with CP’s operations. A reconciliation of 2008 financial data on a pro forma basis to financial data as reported can be found in Management’s Discussion and Analysis (Section 6.0 Non-GAAP Earnings).
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including ABCP; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 1,100 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:

Media	Investment Community
Mike LoVecchio	Janet Weiss, Assistant Vice-President
Tel.: (778) 772-9636	Investor Relations
email: mike_lovecchio@cpr.ca	Tel.: (403) 319-3591
email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions of Canadian dollars, except per share data)

	For the three months		For the nine months
	ended September 30		ended September 30
	2009	2008	2009	2008
		Restated		Restated
		(see Note 2)		(see Note 2)

	(unaudited)		(unaudited)
Revenues

Freight	$1,061.5	$1,239.5	$3,084.2	$3,557.0
Other	26.7	25.2	97.1	74.9

	1,088.2	1,264.7	3,181.3	3,631.9

Operating expenses

Compensation and benefits	320.2	312.3	962.7	956.1
Fuel	134.0	275.8	422.7	766.3
Materials	45.8	49.3	164.3	171.3
Equipment rents	42.9	44.4	139.8	136.4
Depreciation and amortization	132.7	120.8	400.3	365.4
Purchased services and other	151.4	162.3	465.1	487.7

	827.0	964.9	2,554.9	2,883.2

Revenues less operating expenses	261.2	299.8	626.4	748.7

Gain on sale of partnership interest (Note 4)	—	—	81.2	—
Gain on sale of Windsor Station and a land sale in Western Canada (Note 5)	79.1	—	79.1	—
Gain (loss) in fair value of long-term floating rate notes/ asset-backed commercial paper (Note 12)	1.6	(28.1)	6.3	(49.4)
Foreign exchange gain (loss) on long-term debt	(0.1)	(2.9)	2.7	(12.4)
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 13)	—	16.5	—	40.9
Less:
Other income and charges (Note 7)	1.6	2.8	28.2	14.4
Net interest expense (Note 8)	64.7	64.5	210.4	187.3

Income before income tax expense	275.5	218.0	557.1	526.1

Income tax expense (Note 9)	80.1	47.3	141.9	110.0

Net income	$195.4	$170.7	$415.2	$416.1

Basic earnings per share (Note 10)	$1.16	$1.11	$2.51	$2.71

Diluted earnings per share (Note 10)	$1.16	$1.10	$2.50	$2.68

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	For the three months		For the nine months
	ended September 30		ended September 30
	2009	2008	2009	2008
		Restated		Restated
		(see Note 2)		(see Note 2)

	(unaudited)		(unaudited)

Comprehensive income

Net Income	$195.4	$170.7	$415.2	$416.1

Other comprehensive income

Unrealized foreign exchange (loss) gain on:

Translation of the net investment in U.S. subsidiaries	(135.6)	60.0	(221.2)	97.2

Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	134.3	(57.8)	216.4	(92.8)

Change in derivatives designated as cash flow hedges:

Realized loss (gain) on cash flow hedges settled in the period	0.7	(3.5)	3.5	(12.4)

Unrealized (loss) gain on cash flow hedges	(3.1)	(7.7)	0.1	7.5

Realized loss (gain) on cash flow hedges settled in prior periods	(0.1)	(0.1)	1.7	1.5

Other comprehensive (loss) income before income taxes	(3.8)	(9.1)	0.5	1.0

Income tax (expense) recovery	(17.2)	10.2	(30.9)	12.9

Other comprehensive (loss) income	(21.0)	1.1	(30.4)	13.9

Comprehensive income	$174.4	$171.8	$384.8	$430.0

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)

	September 30	December 31
	2009	2008
		Restated
		(see Note 2)

	(unaudited)

Assets
Current assets
Cash and cash equivalents (Note 6)	$615.9	$117.6
Accounts receivable (Note 11)	498.6	647.4
Materials and supplies	169.0	215.8
Future income taxes	66.8	76.5
Other	58.0	65.7

	1,408.3	1,123.0
Investments (Note 12)	165.0	151.1
Net properties	12,203.7	12,576.3
Assets held for sale	4.9	39.6
Prepaid pension costs and other assets	1,332.6	1,326.1
Goodwill and intangible assets (Note 13)	206.5	237.2

Total assets	$15,321.0	$15,453.3

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$57.7	$150.1
Accounts payable and accrued liabilities	871.7	1,034.9
Income and other taxes payable	34.0	42.2
Dividends payable	41.6	38.1
Long-term debt maturing within one year	390.0	44.0

	1,395.0	1,309.3

Other long-term liabilities	815.9	865.2
Long-term debt (Note 14)	3,701.3	4,685.8
Future income taxes	2,663.6	2,610.0

Shareholders’ equity
Share capital (Note 15)	1,728.3	1,220.8
Contributed surplus	34.9	40.2
Accumulated other comprehensive income	47.9	78.3
Retained income	4,934.1	4,643.7

	6,745.2	5,983.0

Total liabilities and shareholders’ equity	$15,321.0	$15,453.3

Commitments and contingencies (Note 20)
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of Canadian dollars)

	For the three months		For the nine months
	ended September 30		Ended September 30
	2009	2008	2009	2008
		Restated		Restated
		(see Note 2)		(see Note 2)

	(unaudited)		(unaudited)
Operating activities
Net income	$195.4	$170.7	$415.2	$416.1
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	132.7	120.8	400.3	365.4
Future income taxes	117.6	28.5	179.0	56.3
(Gain)/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (Note 12)	(1.6)	28.1	(6.3)	49.4
Foreign exchange (gain) loss on long-term debt	0.1	2.9	(2.7)	12.4
Amortization and accretion charges	1.5	2.3	8.0	7.4
Equity income, net of cash received	(0.2)	(15.5)	0.9	(38.9)
Gain on sale of partnership interest (Note 4)	—	—	(81.2)	—
Gain sale of Windsor Station and a land sale in Western Canada (Note 5)	(79.1)	—	(79.1)	—
Net loss on repurchase of debt (Note 14)	—	—	16.6	—
Restructuring and environmental remediation payments	(10.9)	(11.9)	(29.9)	(36.4)
Pension funding in excess of expense	(19.5)	(16.0)	(61.0)	(42.5)
Other operating activities, net	17.5	(30.3)	3.5	2.3
Change in non-cash working capital balances related to operations (Note 11)	59.6	(0.2)	(3.6)	(170.4)

Cash provided by operating activities	413.1	279.4	759.7	621.1

Investing activities
Additions to properties	(191.2)	(242.1)	(596.1)	(606.8)
Additions to investments and other assets	—	(20.9)	—	(213.0)
Reductions to investments and other assets	0.2	0.4	12.5	—
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 13)	—	(0.8)	—	(8.3)
Net proceeds from disposal of transportation properties (Notes 4 & 5)	107.1	17.0	218.7	14.4

Cash used in investing activities	(83.9)	(246.4)	(364.9)	(813.7)

Financing activities
Dividends paid	(41.6)	(38.1)	(121.3)	(110.6)
Issuance of CP Common Shares (Note 15)	5.3	1.3	504.5	18.3
Net increase (decrease) in short-term borrowing	2.1	25.0	(92.4)	50.3
Issuance of long-term debt (Note 14)	—	—	409.5	1,068.7
Repayment of long-term debt (Note 14)	(7.0)	(7.6)	(613.8)	(1,088.1)
Settlement of treasury rate lock	—	—	—	(30.9)
Settlement of foreign exchange forward on long-term debt (Note 16)	4.9	—	34.1	—

Cash (used in) provided by financing activities	(36.3)	(19.4)	120.6	(92.3)

Effect of foreign exchange fluctuations on U.S.	(11.3)	3.4	(17.1)	4.7
dollar-denominated cash and cash equivalents

Cash position
Increase (decrease) in cash and cash equivalents	281.6	17.0	498.3	(280.2)
Cash and cash equivalents at beginning of period	334.3	80.9	117.6	378.1

Cash and cash equivalents at end of period (Note 6)	$615.9	$97.9	$615.9	$97.9

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.
See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)

	For the nine months ended September 30, 2009
			Accumulated
	Share	Contributed	other	Retained
(unaudited)	Capital	Surplus	comprehensive income	income

Balance at December 31, 2008, as previously reported	$1,220.8	$40.2	$78.3	$4,654.1
Adjustment for change in accounting policy (Note 2)				(10.4)

Balance at December 31, 2008, as restated				4,643.7
Net Income				415.2
Other comprehensive loss			(30.4)
Dividends				(124.8)
Shares issued (Note 15)	488.9
Stock compensation (recovery) expense		(2.3)
Shares issued under stock option plans	18.6	(3.0)

Balance at September 30, 2009	$1,728.3	$34.9	$47.9	$4,934.1

	For the nine months ended September 30, 2008

Balance at December 31, 2007, as previously reported	$1,188.6	$42.4	$39.6	$4,187.3
Adjustment for change in accounting policy (Note 2)				(7.4)

Balance at December 31, 2007, as restated				4,179.9
Net Income				416.1
Other comprehensive income			13.9
Dividends				(114.1)
Stock compensation expense		8.3
Shares issued under stock option plans	30.3	(9.4)

Balance at September 30, 2008	$1,218.9	$41.3	$53.5	$4,481.9

See notes to interim consolidated financial statements.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2008 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards. They do not include all disclosures required under Canadian Generally accepted accounting principles (“GAAP”) for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	New accounting changes

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.

As a result of this adoption, the Company has retroactively expensed certain expenditures related to pre-operating periods of a facility, rather than recording them as assets in “Prepaid pension costs and other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the three months ended September 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $3.4 million and a decrease to “Income tax expense” of $1.4 million. This change also resulted in a $0.01 decrease to previously reported basic and diluted earnings per share for the third quarter of 2008. For the nine months ended September 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $3.8 million and a decrease to “Income tax expense” of $1.5 million. This change also resulted in a $0.01 decrease to previously reported basic earnings per share and $0.02 decrease to previously reported diluted earnings per share for the nine months ended September 30, 2008.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract applies to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

3	Future accounting changes

International Financial Reporting Standards (“IFRS”) / U.S. GAAP

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, registrants were to adopt U.S. GAAP on or before this date. CP has determined that, commencing on January 1, 2010, it will adopt U.S. GAAP for its financial reporting. As a result, CP will not be adopting IFRS in 2011.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
3	Future accounting changes (continued)

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new standards:

Business combinations, Section 1582

This section replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure goodwill acquired in the business combination or a gain in the case of a bargain purchase. Acquisition-related costs are to be expensed.

Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602

These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011; however, adoption of these standards by the Company is not expected given the decision to adopt U.S. GAAP. Early adoption of all three standards is permitted.

Financial Instruments — Disclosures

The CICA amended Section 3862 “Financial Instruments — Disclosures”, to include additional disclosures about fair value measurements and to enhance liquidity risk disclosures associated with financial instruments. This standard is effective for the annual period ending December 31, 2009. The adoption of this standard will not impact the amounts reported in the Company’s financial statements as it relates to disclosure.

4	Gain on sale of partnership interest

During the second quarter of 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the second quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax). Effective April 1, 2009, the Company discontinued proportionate consolidation and is accounting for its remaining investment in the DRTP under the equity method of accounting.

5	Gain on sale of Windsor Station and a land sale in Western Canada

During the third quarter of 2009, the Company completed two significant real estate sales, resulting in gains of $79.1 million ($68.1 million after tax).

The Company sold Windsor Station, its former head office in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10-year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.

The Company sold land in Western Canada for transit purposes for proceeds of $43.0 million.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
6	Cash and cash equivalents

	September 30	December 31	September 30
(in millions of Canadian dollars)	2009	2008	2008

Cash	$9.0	$11.3	$9.3
Short term investments;
Government guaranteed investments	439.0	—	15.4
Deposits with financial institutions	167.9	106.3	73.2

Total cash and cash equivalents	$615.9	$117.6	$97.9

All cash is invested in accordance with policies approved by the Company’s Board of Directors which require minimum credit ratings. Government and financial institutions meet these standards if they carry AA or A1 ratings, or the equivalent, from at least two credit rating agencies.

7	Other income and charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions of Canadian dollars)	2009	2008	2009	2008

Accretion of accruals recorded at present value	$2.0	$1.5	$6.6	$4.6
Accretion of long-term floating rate notes (Note 12)	(1.3)	—	(1.3)	—
Net loss on repurchase of debt (Note 14)	—	—	16.6	—
Other exchange (gains) losses	(1.9)	(0.7)	(1.1)	1.2
Other	2.8	2.0	7.4	8.6

Total other income and charges	$1.6	$2.8	$28.2	$14.4

8 Net interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions of Canadian dollars)	2009	2008	2009	2008

Interest expense	$65.4	$66.2	$214.4	$195.7
Interest income	(0.7)	(1.7)	(4.0)	(8.4)

Total net interest expense	$64.7	$64.5	$210.4	$187.3

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
9	Income taxes

During the first quarter of 2009, legislation was substantively enacted to reduce British Columbia provincial income tax rates. As a result of these changes, the Company recorded an $11.2 million benefit in future tax liability and income tax expense, related to the revaluation of its future income tax balances as at December 31, 2008.

During the nine months ended September 30, 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $15.7 million benefit in future tax liability and income tax expense for the nine months ended September 30, 2008, related to the revaluation of its future income tax balances as at December 31, 2007.

Cash taxes recovered, net of payments, for the three months ended September 30, 2009, were $40.0 million (three months ended September 30, 2008 — cash taxes paid were $4.9 million). Cash taxes recovered, net of payments, for the nine months ended September 30, 2009 were $36.5 million (nine months ended September 30, 2008 — cash taxes paid were $62.8 million).

10	Earnings per share

At September 30, 2009, the number of shares outstanding was 168.2 million (September 30, 2008 — 153.8 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of Canadian Pacific Railway Limited shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
	2009	2008	2009	2008
(in millions)		(restated)		(restated)

Weighted average shares outstanding	168.1	153.8	165.7	153.6
Dilutive effect of stock options	0.6	1.3	0.3	1.6

Weighted average diluted shares outstanding	168.7	155.1	166.0	155.2

(in dollars)
Basic earnings per share	$1.16	$1.11	$2.51	$2.71
Diluted earnings per share	$1.16	$1.10	$2.50	$2.68

For the three and nine months ended September 30, 2009, 2,542,300 and 2,540,740 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2008 — 1,227,750 and 821,133).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
11	Accounts receivable

In the second quarter of 2008, the Company’s accounts receivable securitization program was terminated. As a result of this termination, in the Company’s Consolidated Balance Sheet, Accounts receivable increased by $120.0 million and in the consolidated statement of cash flows the Change in non-cash working capital balances related to operations reflected an outflow of $120.0 million. As well, the related servicing asset and liability which had previously been recognized are no longer required to be maintained and were settled as part of the termination.

12	Investments

	September 30	December 31
(in millions of Canadian dollars)	2009	2008

Rail investments accounted for on an equity basis	$54.4	$48.4
Long-term floating rate notes / Asset-backed commercial paper	67.9	72.7
Other investments	42.7	30.0

Total investments	$165.0	$151.1

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”)

At September 30, 2009, the Company held replacement long-term floating rate notes, with a total settlement value of $130.3 million. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million.

During the third quarter of 2009 the Company received $0.2 million in partial redemption of its Master Asset Vehicle (“MAV”) 2 Class A-1 notes and MAV 2 Class 7 Ineligible Assets (IA) tracking notes. These redemptions were close to the original investment value of the redeemed notes. During the second quarter of 2009 the Company received $12.3 million in partial redemption of its MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes and MAV 2 Class 8 Ineligible Assets (“IA”) Tracking notes representing 100% of the original investment value of the redeemed notes. As a result of the restructuring and the subsequent redemptions of notes, at September 30, 2009 the Company held replacement long-term floating rate notes with settlement values, as follows:
•	$118.0 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to seven years:
•	Class A-1: $59.1 million

•	Class A-2: $45.9 million

•	Class B: $8.3 million

•	Class C: $3.5 million

•	Class 14: $1.2 million
•	$12.1 million MAV 2 IA Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately four to 20 years:
•	Class 3: $0.5 million

•	Class 6: $5.5 million

•	Class 7: $3.4 million

•	Class 8: $0.1 million

•	Class 13: $2.6 million

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
12	Investments (continued)

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”) (continued)
•	$0.2 million MAV 3 Class 9 TA Tracking notes with expected repayments over approximately seven years.
The MAV 2 Class A-1 notes have received an A rating by DBRS. However, on August 11, 2009 the rating for the MAV 2 Class A-2 notes was downgraded from A to BBB (low) under a negative watch by DBRS.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at September 30, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes and other minor changes in assumptions have resulted in a gain of $1.6 million in the quarter and $6.3 million for the nine months to September 30, 2009 (third quarter 2008 — $28.1 million charge against income, nine months to September 30, 2008 — $49.4 million charge against income). The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at September 30, 2009 and December 31, 2008, respectively are:

September 30, 2009
Probability weighted average coupon interest rate	Nil
Weighted average discount rate	8.0%
Expected repayments of long-term floating rate notes	four to 20 years
Credit losses	MAV 2 eligible asset notes: nil to 100%
MAV 2 IA notes: 25%
MAV 3 Class 9 TA Tracking notes: nil

December 31, 2008
Probability weighted average coupon interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of ABCP notes	five to eight years, other than certain
tracking notes to be paid down on
restructuring

Credit losses	Notes expected to be rated (1): nil to 25%
Notes not expected to be rated (2): 25 to 100%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
12	Investments (continued)

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”) (continued)

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $67.9 million at September 30, 2009 (December 31, 2008 — ABCP $72.7 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows:

		Estimated fair
	Original cost	value

As at January 1, 2009	$143.6	$72.7
Change due to restructuring, January 21, 2009	(0.8)	—

As at March 31, 2009	142.8	72.7
Redemption of notes	(12.3)	(7.9)
Accretion	—	0.1
Change in market assumptions	—	0.3

As at June 30, 2009	$130.5	$65.2
Redemption of notes	(0.2)	(0.1)
Accretion	—	1.2
Change in market assumptions	—	1.6

As at September 30, 2009	$130.3	$67.9

13	Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

Dakota, Minnesota & Eastern Railroad Corporation was acquired on October 4, 2007 and is wholly-owned by the Company. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of DM&E. Subsequent to October 30, 2008, the results of DM&E are consolidated with the Company on a line-by-line basis.

The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the STB and the Company assumed control. Equity income from the Company’s investment in DM&E, which is recorded net of tax, was $16.5 million during the three months ended September 30, 2008, and $40.9 million during the nine months ended September 30, 2008 and is recorded in “Equity income in Dakota, Minnesota & Eastern Railroad Corporation” on the Consolidated Statement of Income.

As part of the acquisition of DM&E, CP recognized goodwill on the allocation of the purchase price. Since that time the DM&E operations have been integrated with CP’s US operations and the reporting unit for the goodwill is CP’s US business component. As required under generally accepted accounting principles, goodwill must be tested for impairment at least annually, which for CP is annually as at October 1st.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
14	Long-term debt

During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of $408.5 million. The Notes are unsecured, but carry a negative pledge. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized during the second quarter to “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt, and the write-off of unamortized fees, partly offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (see Note 16). The following table summarizes the principal amount, carrying amount and cost to redeem debt repurchased during the second quarter:

	Principal
	Amount in		Carrying	Cost to
(in millions)	USD		Amount	Redeem

6.250% Notes due October 15, 2011	$154.3		$184.1	$184.6
5.75% Notes due May 15, 2013	298.6		342.7	359.1
6.50% Notes due May 15, 2018	24.8	*	28.5	28.2

Total debt tendered	$477.7		$555.3	$571.9

*	Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.
15	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the nine months ended
	ended September 30		September 30
(in millions)	2009	2008	2009	2008

Share capital, beginning of period	168.1	153.8	153.8	153.3
Shares issued under stock option plans	0.1	—	0.5	0.5
Shares issued	—	—	13.9	—

Share capital, end of period	168.2	153.8	168.2	153.8

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., up to 13,900,000 CP common shares at a price of $36.75 per share. The offering closed on February 11, 2009, at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs were $488.9 million).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
16	Financial instruments

Foreign exchange forward contracts

In June 2007, the Company entered into a currency forward to set the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes matures in October 2011. During the third quarter of 2009, the Company recorded a loss of $5.0 million, and a loss of $21.8 million for the nine months ended September 30, 2009 to “Foreign exchange gain (loss) on long-term debt”. These represent both realized and unrealized losses. For the same periods in 2008, the Company recorded an unrealized gain of $15.0 million for the quarter and $19.2 million for first nine months of 2008.

During the first six months of 2009, CP unwound and settled US$300 million of the US$400 million currency forward for total proceeds of $31.1 million. As at June 30, $29.2 million of the total proceeds had been collected, with the remaining $1.9 million collected in the third quarter. In the third quarter of 2009, a further US$30 million of the currency forward was unwound and settled for total proceeds of $3.0 million. At September 30, 2009, the unrealized gain on the remaining currency forward of $1.4 million (December 31, 2008 — $57.3 million) was included in “Prepaid pension costs and other assets”.

Interest rate management

During the second quarter of 2009, CP unwound its outstanding interest rate swap agreements for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time that the 6.250% Notes are repaid.

Subsequent to the unwinding of this swap a portion of the underlying 6.250% Notes were repurchased in the second quarter and, as a result, a pro rata share of the fair value adjustment amounting to a $6.5 million gain was recognized immediately to “Other income and charges” as part of the net loss on repurchase of debt (see Note 14).

The Company recorded a gain of $3.1 million to “Net interest expense” for the six months ended June 30, 2009, prior to the unwind of the swaps. In the third quarter of 2009, subsequent to the unwind, the Company amortized $1.4 million of the deferred gain to “Net interest expense”. The total gain recorded to “Net interest expense” for the nine months ended September 30, 2009 was $4.5 million. For the three months ended September 30, 2008, the Company recorded a gain of $1.0 million and $2.1 million for the nine months ended September 30, 2008.

Stock-based compensation expense management

To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of three types of stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”), and restricted share units (“RSUs”). The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap.

“Compensation and benefits” expense in the Consolidated Statement of Income includes an unrealized gain on these swaps of $5.5 million in the third quarter of 2009 and a net gain of $8.4 million for the nine months ended September 30, 2009 which was inclusive of both realized losses and unrealized gains (unrealized losses of $27.9 million for the third quarter 2008 and $21.9 million for the nine months ended September 30, 2008). During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million that was settled in the second quarter of 2009. At September 30, 2009, the unrealized loss on the remaining TRS of $28.4 million was included in “Other long-term liabilities” on our Consolidated Balance Sheet (December 31, 2008 — $67.9 million).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
16	Financial instruments (continued)

Fuel price management

At September 30, 2009, the Company had crude futures contracts, which are accounted for as cash flow hedges, to purchase approximately 45,000 barrels during the remainder of 2009 at average quarterly prices of US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases for the remainder of 2009. At September 30, 2009, the unrealized gain on these futures contracts was $1.6 million (December 31, 2008 — $3.2 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in Accumulated other comprehensive income (“AOCI”) on our Consolidated Balance Sheet.

At September 30, 2009, the Company had foreign exchange (“FX”) forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$1.1 million for the remainder of 2009 at an average exchange rate of 1.23. At September 30, 2009, the unrealized loss on these forward contracts was $0.2 million (December 31, 2008 — loss of $0.1 million) and was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

At September 30, 2009, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 285,000 barrels during the period October 2009 to September 2010 at average quarterly prices of US$77.29 per barrel. This represents approximately 5% of estimated fuel purchases for this period. At September 30, 2009, the unrealized gain on these futures contracts was $1.1 million (December 31, 2008 — unrealized loss $4.5 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

In addition, at September 30, 2009, the Company had heating oil crack spread futures contracts, which were not designated nor accounted for as cash flow hedges, to purchase approximately 150,000 barrels during the fourth quarter of 2009 at an average price of US$6.05 per barrel. This represents approximately 10% of estimated fuel purchases in the fourth quarter. At September 30, 2009, the unrealized gain on these futures contracts was $0.2 million and has been recognized in income in “Fuel” expense.

For the third quarter of 2009, “Fuel” expense was decreased by $1.5 million as a result of realized gains of $1.7 million arising from settled swaps, partially offset by realized losses of $0.2 million arising from settled FX forward contracts. For the third quarter of 2008, “Fuel” expense was reduced by $3.4 million as a result of realized gains of $3.8 million arising from settled swaps, partially offset by realized losses of $0.4 million arising from settled FX forward contracts.

For the nine months ended September 30, 2009, “Fuel” expense was increased by $3.3 million due to a combination of realized losses of $3.1 million arising from settled swaps and $0.2 million arising from settled FX forward contracts. For the nine months ended September 30, 2008, “Fuel” expense was reduced by $12.2 million as a result of realized gains of $13.9 million arising from settled swaps, partially offset by realized losses of $1.7 million arising from settled FX forward contracts.

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result, create a financial loss for the Company. The Company’s credit risk regarding its investment in long-term floating rate notes are discussed in more detail in Note 12.

Credit risk management

The railway industry services predominantly financially established customers and the Company has experienced limited financial loss with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility. There has been no significant change to the Company’s exposure to credit risk in the quarter.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
17	Stock-based compensation

In the first nine months of 2009, under CP’s stock option plans, the Company issued 747,800 options to purchase Common Shares at the weighted average price of $36.29 per share, based on the closing price on the grant date. In tandem with these options, 747,450 stock appreciation rights were issued at the weighted average exercise price of $36.29.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of September 30, 2009 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2009		2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,671,143	$49.52	6,981,108	$43.97
New options granted	747,800	36.29	1,360,800	71.59
Exercised	(473,725)	32.01	(531,860)	34.49
Forfeited	(203,675)	57.61	(91,450)	47.78

Outstanding, September 30	7,741,543	$49.10	7,718,598	$49.45

Options exercisable at September 30	4,893,643	$42.94	4,608,798	$38.39

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model.

Under the fair value method, the fair value of all tandem and non-tandem options at the grant date was $5.4 million for options issued in the first nine months of 2009 (first nine months of 2008 — $21.0 million). Excluding tandem options, which are accounted for as SARS, the fair value of non-tandem options was $nil (first nine months of 2008 — $14.1 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2009	2008

Expected option life (years)	5.00	4.39
Risk-free interest rate	2.14%	3.54%
Expected stock price volatility	30%	22%
Expected annual dividends per share	$0.99	$0.99
Weighted average fair value of options granted during the year	$7.24	$15.12

Performance share units

In the first nine months of 2009, the Company issued 404,580 Performance Share Units (“PSUs”). These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The expense related to the PSUs is accrued based on the price of Common Shares at the end of the period and the anticipated performance factor, over the vesting period. In the first nine months of 2009, the expense recognized for PSUs was $8.8 million.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
18	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended September 30, 2009, was $10.3 million (three months ended September 30, 2008 — $21.6 million) and for the nine months ended September 30, 2009, was $23.7 million (nine months ended September 30, 2008 — $58.9 million).

19	Significant customer

During the first nine months of 2009, one customer comprised 9.3% of total revenue (first nine months of 2008 — 11.9%). At September 30, 2009, that same customer represented 4.3% of total accounts receivable (September 30, 2008 — 4.7%).

20	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2009, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At September 30, 2009, the Company had multi-year capital commitments of $913.7 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2009 through 2028.

Operating lease commitments

At September 30, 2009, minimum payments under operating leases were estimated at $968.9 million in aggregate, with annual payments in each of the next five years of: balance of 2009 — $37.4 million; 2010 — $145.3 million; 2011 — $124.9 million; 2012 — $111.5 million; 2013 — $97.4 million.

Guarantees

At September 30, 2009, the Company had residual value guarantees on operating lease commitments of $174.4 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2009, these accruals amounted to $8.3 million.

21	Capital disclosures

The Company monitors capital using a number of key financial metrics, including:
o	total debt to total capitalization; and

o	interest-coverage ratio: earnings before interest and taxes (“EBIT”) to net interest expense.
Both of these metrics have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The calculations for the aforementioned key financial metrics are as follows:

Total debt to total capitalization
Total debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by total debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(unaudited)
21	Capital disclosures (continued)

Interest coverage ratio
EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other income and charges, plus equity income in DM&E, divided by net interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ABCP and the gains on sale of partnership interest, Windsor Station and a land sale in Western Canada as these are not in the normal course of business.

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

(in millions of Canadian dollars)	Management targets	September 30, 2009	September 30, 2008

Long-term debt		$3,701.3	$4,140.4
Long-term debt maturing within one year		390.0	248.4
Short-term borrowing		57.7	280.0

Total debt(1)		$4,149.0	$4,668.8

Shareholders’ equity		$6,745.2	$5,795.6
Total debt		4,149.0	4,668.8

Total debt plus equity(1)		$10,894.2	$10,464.4

Revenues less operating expenses(2)		$930.1	$1,054.2
Less:
Other income and charges		(36.5)	(22.9)
Plus:
Equity income in DM&E		10.4	53.2

EBIT(1)(2)		$904.0	$1,084.5

Total debt		$4,149.0	$4,668.8
Total debt plus equity		$10,894.2	$10,464.4

Total debt to total capitalization(1)	No more than 50.0%	38.1%	44.6%

EBIT		$904.0	$1,084.5
Net interest expense		$284.2	$250.7

Interest Coverage Ratio(1)(2)	No less than 4.0	3.2	4.3

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The balance is calculated on a rolling twelve-month basis.

The Company remains in compliance with all external financial covenants.

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. In 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to total debt to total capitalization to better align with a more common convention used by investors. The interest coverage ratio has decreased during the twelve-month period ending September 30, 2009 due to a reduction in year-over-year earnings and the unfavourable impact of a weakening Canadian dollar. The interest coverage ratio for the period is below the management target provided in the above table, due to lower volumes as a result of the global recession that occurred during the period.

In addition, CP issued 13,900,000 common shares generating net proceeds of $488.9 million and monetized certain assets to reduce indebtedness and further augment its cash position due to ongoing uncertainty around the timing of the economic recovery.

The Company is also subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

Summary of Rail Data
(Reconciliation of GAAP earnings to non-GAAP earnings on page 2)

Third Quarter					Year-to-date
2009	2008(1) (2)	Fav/(Unfav)%			2009	2008(1) (2)	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$1,061.5	$1,239.5	$(178.0)	(14.4)	Freight revenue	$3,084.2	$3,557.0	$(472.8)	(13.3)
26.7	25.2	1.5	6.0	Other revenue	97.1	74.9	22.2	29.6

1,088.2	1,264.7	(176.5)	(14.0)		3,181.3	3,631.9	(450.6)	(12.4)

				Operating expenses
320.2	312.3	(7.9)	(2.5)	Compensation and benefits	962.7	956.1	(6.6)	(0.7)
134.0	275.8	141.8	51.4	Fuel	422.7	766.3	343.6	44.8
45.8	49.3	3.5	7.1	Materials	164.3	171.3	7.0	4.1
42.9	44.4	1.5	3.4	Equipment rents	139.8	136.4	(3.4)	(2.5)
132.7	120.8	(11.9)	(9.9)	Depreciation and amortization	400.3	365.4	(34.9)	(9.6)
151.4	162.3	10.9	6.7	Purchased services and other	465.1	487.7	22.6	4.6

827.0	964.9	137.9	14.3		2,554.9	2,883.2	328.3	11.4

261.2	299.8	(38.6)	(12.9)	Revenues less operating expenses	626.4	748.7	(122.3)	(16.3)
—	—	—	—	Gain on sale of partnership interest	81.2	—	81.2	—
79.1	—	79.1	—	Gain on sale of Windsor Station and a land sale in Western Canada	79.1	—	79.1	—
1.6	(28.1)	29.7	—	Gain (loss) in fair value of long-term floating rate notes/asset-backed commercial paper	6.3	(49.4)	55.7	—
(0.1)	(2.9)	2.8	—	Foreign exchange gain (loss) on long-term debt	2.7	(12.4)	15.1	—
—	16.5	(16.5)	(100.0)	Equity income in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	—	40.9	(40.9)	(100.0)
				Less:
1.6	2.8	1.2	42.9	Other income and charges	28.2	14.4	(13.8)	(95.8)
64.7	64.5	(0.2)	(0.3)	Net interest expense	210.4	187.3	(23.1)	(12.3)

275.5	218.0	57.5	26.4	Income before income tax expense	557.1	526.1	31.0	5.9
80.1	47.3	(32.8)	(69.3)	Income tax expense	141.9	110.0	(31.9)	(29.0)

$195.4	$170.7	$24.7	14.5	Net income	$415.2	$416.1	$(0.9)	(0.2)

$1.16	$1.11	$0.05	4.5	Basic earnings per share	$2.51	$2.71	$(0.20)	(7.4)

$1.16	$1.10	$0.06	5.5	Diluted earnings per share	$2.50	$2.68	$(0.18)	(6.7)

(1)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date including the first three quarters of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

Summary of Rail Data (Page 2)
Reconciliation of GAAP earnings to non-GAAP earnings

Third Quarter					Year-to-date
2009	2008(1) (2)	Fav/(Unfav)%			2009	2008(1) (2)	Fav/(Unfav)%

				Financial (millions)

$195.4	$170.7	$24.7	14.5	Net income	$415.2	$416.1	$(0.9)	(0.2)

				Exclude:

				Foreign exchange gain (loss) on long-term debt (FX on LTD)
(0.1)	(2.9)	2.8	—	FX on LTD	2.7	(12.4)	15.1	—
(18.1)	9.0	(27.1)	—	Income tax recovery (expense) on FX on LTD (3)	(27.1)	12.4	(39.5)	—

(18.2)	6.1	(24.3)	—	FX on LTD (net of tax)	(24.4)	—	(24.4)	—

				Other specified items
—	—	—	—	Gain on sale of partnership interest	81.2	—	81.2	—
—	—	—	—	Income tax expense on partnership interest	(12.5)	—	(12.5)	—

—	—	—	—	Gain on sale of partnership interest (net of tax)	68.7	—	68.7	—

79.1	—	79.1	—	Gain on sale of Windsor Station and a land sale in Western Canada	79.1	—	79.1	—
(11.0)	—	(11.0)	—	Income tax expense on sale of Windsor Station and a land sale in Western Canada	(11.0)	—	(11.0)	—

68.1	—	68.1	—	Gain on sale of Windsor Station and a land sale in Western Canada (net of tax)	68.1	—	68.1	—

1.6	(28.1)	29.7	—	Gain (loss) in fair value of long-term floating rate notes/asset-backed commercial paper (ABCP)	6.3	(49.4)	55.7	—
(0.3)	8.3	(8.6)	—	Income tax recovery (expense) on gain (loss) in fair value of long-term floating rate notes/ABCP	(1.8)	14.6	(16.4)	—

1.3	(19.8)	21.1	—	Gain (loss) in fair value of long-term floating rate notes/(ABCP) (net of tax)	4.5	(34.8)	39.3	—

$144.2	$184.4	$(40.2)	(21.8)	Income before foreign exchange gain (loss) on long-term debt and other specified items(4)	$298.3	$450.9	$(152.6)	(33.8)

				Earnings per share (EPS)
$1.16	$1.10	$0.06	5.5	Diluted EPS, as determined by GAAP	$2.50	$2.68	$(0.18)	(6.7)
				Exclude:
(0.11)	0.04	(0.15)	—	Diluted EPS, related to FX on LTD, net of tax (4)	(0.15)	—	(0.15)	—
0.42	(0.13)	0.55	—	Diluted EPS, related to other specified items, net of tax (4)	0.85	(0.22)	1.07	—

$0.85	$1.19	$(0.34)	(28.6)	Diluted EPS, before FX on LTD and other specified items (4)	$1.80	$2.90	$(1.10)	(37.9)

76.0	76.3	0.3	—	Operating ratio (4) (5) (%)	80.3	79.4	(0.9)	—

				Shares Outstanding

168.1	153.8	14.3	9.3	Weighted average (avg) number of shares outstanding (millions)	165.7	153.6	12.1	7.9
168.7	155.1	13.6	8.8	Weighted avg number of diluted shares outstanding (millions)	166.0	155.2	10.8	7.0

				Foreign Exchange

0.899	0.966	(0.067)	(6.9)	Average foreign exchange rate (US$/Canadian$)	0.849	0.988	(0.139)	(14.1)
1.112	1.035	0.077	7.4	Average foreign exchange rate (Canadian$/US$)	1.178	1.012	0.166	16.4

(1)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date including the first three quarters of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(4)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures included in this press release.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 3)
Pro forma Basis Including DM&E in 2008

Third Quarter					Year-to-date
	2008(1) (2) (3)					2008(1) (2) (3)
2009	Pro forma	Fav/(Unfav)%			2009	Pro forma	Fav/(Unfav)%
				Financial (millions, except per share data)

				Revenues
$1,061.5	$1,340.0	$(278.5)	(20.8)	Freight revenue	$3,084.2	$3,816.5	$(732.3)	(19.2)
26.7	25.8	0.9	3.5	Other revenue	97.1	76.6	20.5	26.8

1,088.2	1,365.8	(277.6)	(20.3)		3,181.3	3,893.1	(711.8)	(18.3)

				Operating expenses
320.2	331.0	10.8	3.3	Compensation and benefits	962.7	1,012.4	49.7	4.9
134.0	292.8	158.8	54.2	Fuel	422.7	813.2	390.5	48.0
45.8	54.1	8.3	15.3	Materials	164.3	184.3	20.0	10.9
42.9	48.6	5.7	11.7	Equipment rents	139.8	148.0	8.2	5.5
132.7	131.8	(0.9)	(0.7)	Depreciation and amortization	400.3	397.2	(3.1)	(0.8)
151.4	177.3	25.9	14.6	Purchased services and other	465.1	519.6	54.5	10.5

827.0	1,035.6	208.6	20.1		2,554.9	3,074.7	519.8	16.9

261.2	330.2	(69.0)	(20.9)	Operating income (3) (4)	626.4	818.4	(192.0)	(23.5)

1.6	2.7	1.1	40.7	Other income and charges	28.2	14.0	(14.2)	(101.4)
64.7	67.7	3.0	4.4	Net interest expense	210.4	189.1	(21.3)	(11.3)
50.7	75.4	24.7	32.8	Income tax expense before foreign exchange gain (loss) on long-term debt and other specified items (3)	89.5	164.4	74.9	45.6

$144.2	$184.4	$(40.2)	(21.8)	Income before foreign exchange gain (loss) on long-term debt and other specified items (3)	$298.3	$450.9	$(152.6)	(33.8)

76.0	75.8	(0.2)	—	Operating ratio (3) (5) (%)	80.3	79.0	(1.3)	—

$0.85	$1.19	$(0.34)	(28.6)	Diluted EPS, before FX on LTD and other specified items (3)	$1.80	$2.90	$(1.10)	(37.9)

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first three quarters of 2008.

See note on non-GAAP earnings measures included in this press release.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures included in this press release.

(4)	Operating income is a non-GAAP term, which represents “revenue less operating expenses”.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 4)
Pro forma Basis for Comparative Purposes only

Third Quarter					Year-to-date
2009	2008(1) (2) Pro forma	Fav/(Unfav)%			2009	2008(1) (2) Pro forma	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$279.6	$262.4	$17.2	6.6	- Grain	$838.0	$750.7	$87.3	11.6
119.7	161.0	(41.3)	(25.7)	- Coal	331.2	481.6	(150.4)	(31.2)
80.3	126.1	(45.8)	(36.3)	- Sulphur and fertilizers	219.8	399.9	(180.1)	(45.0)
45.3	68.9	(23.6)	(34.3)	- Forest products	131.2	191.0	(59.8)	(31.3)
191.6	249.3	(57.7)	(23.1)	- Industrial and consumer products	565.3	686.8	(121.5)	(17.7)
59.6	84.5	(24.9)	(29.5)	- Automotive	161.1	245.6	(84.5)	(34.4)
285.4	387.8	(102.4)	(26.4)	- Intermodal	837.6	1,060.9	(223.3)	(21.0)

$1,061.5	$1,340.0	$(278.5)	(20.8)	Total Freight Revenues	$3,084.2	$3,816.5	$(732.3)	(19.2)

				Millions of Revenue Ton-Miles (RTM)
8,458	7,321	1,137	15.5	- Grain	25,682	23,116	2,566	11.1
4,784	5,580	(796)	(14.3)	- Coal	12,504	16,975	(4,471)	(26.3)
2,747	4,785	(2,038)	(42.6)	- Sulphur and fertilizers	6,646	15,879	(9,233)	(58.1)
1,216	1,535	(319)	(20.8)	- Forest products	3,372	4,650	(1,278)	(27.5)
4,570	5,651	(1,081)	(19.1)	- Industrial and consumer products	12,891	16,548	(3,657)	(22.1)
417	533	(116)	(21.8)	- Automotive	1,127	1,731	(604)	(34.9)
5,829	7,381	(1,552)	(21.0)	- Intermodal	17,256	21,645	(4,389)	(20.3)

28,021	32,786	(4,765)	(14.5)	Total RTMs	79,478	100,544	(21,066)	(21.0)

				Freight Revenue per RTM (cents)
3.31	3.58	(0.27)	(7.5)	- Grain	3.26	3.25	0.01	0.3
2.50	2.89	(0.39)	(13.5)	- Coal	2.65	2.84	(0.19)	(6.7)
2.92	2.64	0.28	10.6	- Sulphur and fertilizers	3.31	2.52	0.79	31.3
3.73	4.49	(0.76)	(16.9)	- Forest products	3.89	4.11	(0.22)	(5.4)
4.19	4.41	(0.22)	(5.0)	- Industrial and consumer products	4.39	4.15	0.24	5.8
14.29	15.85	(1.56)	(9.8)	- Automotive	14.29	14.19	0.10	0.7
4.90	5.25	(0.35)	(6.7)	- Intermodal	4.85	4.90	(0.05)	(1.0)

3.79	4.09	(0.30)	(7.3)	Freight Revenue per RTM	3.88	3.80	0.08	2.1

				Carloads (thousands)
117.6	112.0	5.6	5.0	- Grain	348.4	337.0	11.4	3.4
84.2	82.3	1.9	2.3	- Coal	221.2	245.2	(24.0)	(9.8)
29.7	46.7	(17.0)	(36.4)	- Sulphur and fertilizers	76.9	154.7	(77.8)	(50.3)
17.4	25.7	(8.3)	(32.3)	- Forest products	50.4	76.8	(26.4)	(34.4)
86.6	110.8	(24.2)	(21.8)	- Industrial and consumer products	253.3	327.9	(74.6)	(22.8)
27.2	34.7	(7.5)	(21.6)	- Automotive	70.8	111.5	(40.7)	(36.5)
239.7	324.6	(84.9)	(26.2)	- Intermodal	721.9	936.4	(214.5)	(22.9)

602.4	736.8	(134.4)	(18.2)	Total Carloads	1,742.9	2,189.5	(446.6)	(20.4)

				Freight Revenue per Carload
$2,378	$2,343	$35	1.5	- Grain	$2,405	$2,228	$177	7.9
1,422	1,956	(534)	(27.3)	- Coal	1,497	1,964	(467)	(23.8)
2,704	2,700	4	0.1	- Sulphur and fertilizers	2,858	2,585	273	10.6
2,603	2,681	(78)	(2.9)	- Forest products	2,603	2,487	116	4.7
2,212	2,250	(38)	(1.7)	- Industrial and consumer products	2,232	2,095	137	6.5
2,191	2,435	(244)	(10.0)	- Automotive	2,275	2,203	72	3.3
1,191	1,195	(4)	(0.3)	- Intermodal	1,160	1,133	27	2.4

$1,762	$1,819	$(57)	(3.1)	Freight Revenue per Carload	$1,770	$1,743	$27	1.5

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first three quarters of 2008.
See note on non-GAAP earnings measures included in this press release.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.
See note on non-GAAP earnings measures included in this press release.

Summary of Rail Data (Page 5)

Third Quarter					Year-to-date
2009	2008(1) (2) (3)	Fav/(Unfav)%			2009	2008(1) (2) (3)	Fav/(Unfav)%

				Operations Performance

				Pro forma Consolidated Data including DM&E(1)

1.54	1.63	0.09	5.5	Total operating expenses per GTM (cents) (4)	1.66	1.60	(0.06)	(3.8)

53,709	63,511	(9,802)	(15.4)	Freight gross ton-miles (GTM) (millions)	154,277	192,217	(37,940)	(19.7)
8,562	10,900	(2,338)	(21.4)	Train miles (000) (5)	25,860	33,265	(7,405)	(22.3)

15,420	17,385	1,965	11.3	Average number of active employees – Total	15,209	16,904	1,695	10.0
13,352	15,153	1,801	11.9	Average number of active employees – Expense	13,669	15,184	1,515	10.0

15,416	17,249	1,833	10.6	Number of employees at end of period – Total	15,416	17,249	1,833	10.6
13,371	15,081	1,710	11.3	Number of employees at end of period – Expense	13,371	15,081	1,710	11.3

1.09	1.14	0.05	4.4	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.19	1.22	0.03	2.5
58.1	72.0	13.9	19.3	U.S. gallons of locomotive fuel consumed – total (millions) (6)	181.9	231.4	49.5	21.4
2.07	3.93	1.86	47.3	Average fuel price (U.S. dollars per U.S. gallon)	1.97	3.47	1.50	43.2

				Fluidity Data (excluding DM&E)

20.7	21.3	0.6	2.8	Average terminal dwell – AAR definition (hours)	21.5	22.3	0.8	3.6
25.7	23.9	1.8	7.5	Average train speed – AAR definition (mph)	25.7	23.8	1.9	8.0
147.1	145.2	1.9	1.3	Car miles per car day	144.0	143.5	0.5	0.3
44.5	53.4	8.9	16.7	Average daily active cars on-line (000)	45.2	55.4	10.2	18.4
694	963	269	27.9	Average daily active road locomotives on-line	749	1,003	254	25.3

				Safety

1.97	1.79	(0.18)	(10.1)	FRA personal injuries per 200,000 employee-hours (CP only)	1.74	1.47	(0.27)	(18.4)
0.64	1.58	0.94	59.5	FRA train accidents per million train-miles (CP only)	1.29	1.85	0.56	30.3
3.23	4.12	0.89	21.6	FRA personal injuries per 200,000 employee-hours (DM&E only)	2.22	3.68	1.46	39.7
12.14	13.15	1.01	7.7	FRA train accidents per million train-miles (DM&E only)	8.11	11.74	3.63	30.9

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first three quarters of 2008.

See note on non-GAAP earnings measures included in this press release.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(4)	The pro forma total operating expenses per GTM for 2008 is a non-GAAP measure. See note on non-GAAP earnings measures included in this press release.

(5)	Train miles decreased in response to the reduced volumes. Management reduced train starts by consolidating trains and running longer heavier trains which also decreased overall train miles.

(6)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.